EXHIBIT 2

ADB Systems International Ltd.
6725 Airport Road, Suite 201
Mississauga, ON L4V 1V2

Tel: 905-672-7467 / Facsimile: 905-672-7514

Website: www.adbsys.com

(TSX: ADY; OTCBB: ADBY)

For Immediate Release

ADB SYSTEMS REPORTS Q2 2004 FINANCIAL RESULTS
Meets revenue guidance; provides outlook

Toronto, ON  –August 11, 2004 – ADB Systems International Ltd. (TSX: ADY; OTCBB: ADBY), a global provider of asset lifecycle management solutions, today announced interim financial and operational results for its second quarter ended June 30, 2004.  All figures are in Canadian dollars.

Exceeding its previously stated guidance, ADB reported revenues of  $1.33 million in the second quarter, representing a growth of 12 percent when compared to the $1.18 million achieved in the first quarter.  In the second quarter of 2003, ADB generated revenues of $1.40 million.  Revenues were comprised of software license sales, service fees for software implementation, application hosting, maintenance, support and training, and transaction fees from on-line activities performed for customers.

“By remaining committed to the growth of our joint venture with GE, we did forgo some short-term revenue opportunities, but are, nonetheless, very encouraged by our overall Q2 results,” said Jeff Lymburner, CEO of ADB Systems. “As measured by the progress of recent sales and marketing activities, such as the launch of geassetmanager.com and the signing of a new customer agreement, we are confident that these efforts are in the best interest of our company and shareholders over the long term.”

ADB recorded a net loss for the period of $1.42 million or $0.02 per share.  This compares to a net loss of $1.39 million in the first quarter and a profit of $526,000 in the same period of 2003 when a one-time gain relating to a settlement of a demand loan was recorded.

ADB also recorded an EBITDA loss for the period of $983,000.  This compares to an EBITDA loss of $936,000 in the first quarter and $1.09 million for the same period of 2003.  When the results of the first six months of 2004 are compared to the same period of 2003, ADB has reduced its EBITDA loss by 10 percent.

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EBITDA loss is defined as losses before interest, taxes, depreciation, amortization, realized and unrealized gains and losses, goodwill, employee stock option expense, and restructuring charges are calculated.  The Company considers EBITDA loss to be a meaningful performance measure as it provides an approximation of ADB’s operational results.

“As per earlier guidance, we incurred a number of once yearly expenses relating to our annual meeting, regulatory filings, and other administrative activities in Q2,” Mr. Lymburner said.  “Nevertheless, we continue to improve our operational results, and we expect, based on current trends, that our expenses in Q3 will be $400,000 or more lower than in Q2.”

As at June 30, ADB held cash and marketable securities of $1.19 million, an increase of 63 percent over Q1 2004 totals.

Operating highlights and outlook

In addition to its financial performance, ADB experienced a number of operational achievements in the second quarter, including:

•                  ADB raised $2.2 million through the issuance of convertible secured notes to a group of institutional and private investors secured against the assets of the Company. The new funding will be used to sustain ADB’s activities in a number of key areas, including the continued roll-out of its joint venture with GE.

•                  The National Health Service, Europe’s largest healthcare provider, broadened its use of an on-line initiative developed by ADB Systems.  Since the start of the initiative, ADB has helped the NHS generate more than £500,000 in process savings.

•                  The Company continued the support of its joint venture with GE through ongoing technology development, customer support and sales activities.

“As outlined at our Shareholders’ meeting, each of our business units will have particular areas of concentration for the balance of 2004,” Mr. Lymburner said.  “In North America, we are continuing to invest resources in the controlled roll-out of our joint venture with GE, and now that our website has gone live, we will be training and deploying a significant number of GE sales representatives over the next several weeks.  In the U.K, we believe the recent awarding of Pathfinder status to Healthcare Purchasing Consortium will result in the accelerated use of our on-line procurement solutions. And in Norway, we expect continued steady performance as a result of increased use of our technology solutions and services from our existing customers.  We believe that the sum of these efforts will result in double-digit revenue growth and significant improvements in EBITDA performance for the Q3 and Q4 periods combined.”

About ADB Systems International Ltd.

ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value.  ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services.   Current customers include BP, GE Commercial Equipment Financing, Halliburton Energy Resources, the National Health Service, permanent TSB, Talisman Energy, and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in Asset Manager, a joint business venture with GE Commercial Equipment Finance.  ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.).  The company’s shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBY).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause ADB’s (“the Company”) results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company’s products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company’s plans will be achieved.

Contacts:
At ADB Systems International Ltd.
Joe Racanelli, Director of Marketing
Tel: (905) 672-7467 ext. 273
Fax: (905) 672-9928
E-mail: jracanelli@adbsys.com

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